Filed by Array Technologies, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Shoals Technologies Group, Inc.

Commission File No.: 001-39942

The following email was sent from Kevin Hostetler, Chief Executive Officer of ARRAY Technologies, Inc. (“ARRAY”), to all ARRAY employees on November 4, 2026.

TO: All ARRAY Employees

FROM: Kevin Hostetler

SUBJECT: An Important Milestone for ARRAY

Team,

Today marks an exciting milestone for ARRAY Technologies and an important step forward in our company’s future. This morning, we announced that we entered into a definitive agreement to combine with Shoals Technologies Group, Inc. (“Shoals”) in a stock-for-stock merger. This brings together two industry leaders with complementary capabilities to create an integrated energy infrastructure platform.

As you will read in today’s press release, Brandon Moss, Chief Executive Officer of Shoals, will lead the combined company following the transaction’s closing, expected in the first quarter of 2027. To ensure a smooth transition, I will serve as a Special Advisor.

It has been a highlight of my career to work with each of you. I am incredibly proud of what we have accomplished and confident that even greater achievements lie ahead. Together, we have built a leading platform spanning solar tracking, engineered foundations, fixed-tilt and wire management capabilities. We have advanced our balance-of-system strategy to transform ARRAY from a solar tracker leader into a technically integrated energy infrastructure platform. Today’s announcement represents an important step toward realizing our long-standing ambitions and accelerating our growth.

By combining with Shoals and its leading electrical infrastructure and power delivery solutions, we expect to build a stronger, more diversified platform with greater scale, an enhanced global footprint, broader customer reach and significant financial benefits. We expect to be able to offer our customers greater product integration, simplified project execution, enhanced project economics and accelerated innovation.

What This Means for Our Team

This combination would bring together two talented teams with complementary strengths and expertise, creating opportunities to learn from one another and build something stronger together. Over time, the combined company’s increased scale and capabilities are expected to create new opportunities for collaboration, professional development and career growth.

Please know that management is committed to approaching integration planning thoughtfully. Today’s announcement is the first step in a process that will take time, with many decisions still to be made. An integration team will be formed with key representatives from both companies and will focus on bringing together our respective strengths and supporting our people throughout the process. Integration will also be overseen by the new Board of the combined company, which will include four directors from the current ARRAY board.

In the coming months, we intend to announce a new corporate name and ticker symbol for the combined company to reflect the power of both of our businesses and the expanded scope of our strategic opportunity. Importantly, our headquarters and principal place of business will remain in Albuquerque, New Mexico post-close, and our corporate offices will remain in Chandler, Arizona.

For all of our team members, it remains business as usual at ARRAY. Your day-to-day responsibilities, reporting structures, facilities, compensation and benefits remain unchanged, as do our priorities: serving our customers, delivering on our commitments, maintaining safety and supporting one another.

Looking Ahead

I recognize that today’s news may raise questions about what this combination means for you and our company. While we may not have all the answers, we are committed to communicating openly and keeping you informed throughout this process.

I have the utmost confidence in Brandon’s leadership of the company in its next chapter and look forward to introducing him to you. He is already deeply impressed with this team’s accomplishments. In the interim, I encourage you to watch a joint video message from Brandon and me about why we are excited about this combination and the future for this business.

As part of today’s news, we also announced our third quarter 2026 earnings results. We will host a joint investor call to discuss the transaction and our quarterly performance at 7:00 am CT today, with dial-in details available on our investor relations website.

We will also host an employee town hall today to discuss the announcement and what’s next for our team, and all employees should have received an email invitation from ARRAY Communications. We have prepared an FAQ to address initial questions and will share updates as decisions are made.

Finally, I want to thank each of you for the dedication, expertise and hard work that have brought ARRAY to this point. We have built a strong foundation together, and this next chapter presents an exciting opportunity to build on that progress.

Best,

Kevin Hostetler

IMPORTANT INFORMATION AND DISCLAIMERS

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions. These statements include, but are not limited to, statements regarding the expected benefits, timing and completion of the proposed transaction, ARRAY’s and Shoals’ plans, objectives, expectations and intentions, the expected ownership of the combined company, the expected leadership and governance structure of the combined company, anticipated financial performance, expected synergies, capital structure actions, redemption of the Preferred Stock, strategic plans, customer benefits, growth opportunities, the anticipated timing of stockholder meetings and closing of the proposed transaction and other statements that are not historical facts.

Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties, many of which are outside the control of ARRAY and Shoals. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on the anticipated terms and timing, including obtaining stockholder and regulatory approvals, the anticipated tax treatment, redemption of the Preferred Stock, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of ARRAY’s and Shoals’ businesses and the satisfaction of other conditions to the completion of the proposed transaction; (ii) the risk that governmental or regulatory approvals required for the proposed transaction may not be obtained or may result in the imposition of conditions that could adversely affect the combined company or the anticipated benefits of the proposed transaction; (iii) the risk that a condition to closing may not be satisfied, that an event, change or other circumstance could give rise to the termination of the proposed transaction, or that the proposed transaction may not be completed on the expected timeline or at all; (iv) failure to realize the anticipated benefits of the proposed transaction, including because of a delay in completing the transaction or because the businesses of ARRAY and Shoals are not integrated successfully on the anticipated timeline, or at all, or integration is more costly or difficult than expected; (v) the risk that anticipated cost savings and other synergies may not be fully realized or may take longer to realize than expected; (vi) ARRAY’s and Shoals’ ability to implement their respective business strategies; (vii) pricing trends; (viii) potential litigation relating to the proposed transaction that could be instituted against ARRAY, Shoals or their respective directors and officers; (ix) the risk that disruptions from the proposed transaction will harm ARRAY’s or Shoals’ businesses, including their current plans and operations, or divert management’s attention from ongoing business operations and opportunities; (x) the ability of ARRAY or Shoals to retain and hire key personnel; (xi) potential adverse reactions or changes to business, employee, customer or supplier relationships resulting from the announcement, pendency or completion of the proposed transaction; (xii) the risk that the announcement, pendency or completion of the proposed transaction could adversely affect the market price or long-term value of ARRAY’s or Shoals’ common stock; (xiii) legislative, regulatory and economic developments affecting ARRAY’s and Shoals’ businesses; (xiv) general economic and market developments and conditions, including changes in the solar industry, interest rates and access to capital; (xv) the evolving legal, regulatory and tax regimes under which ARRAY and Shoals operate; (xvi) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect ARRAY’s or Shoals’ financial performance; (xvii) restrictions during the pendency of the proposed transaction that may impact ARRAY’s or Shoals’ ability to pursue certain business opportunities or strategic transactions; (xviii) the unpredictability and severity of catastrophic events, including acts of terrorism or the outbreak of war or hostilities, as well as ARRAY’s and Shoals’ responses to any of the foregoing; and (xix) failure to receive the approval of the stockholders of ARRAY and Shoals.

All such factors are difficult to predict, are beyond ARRAY’s and Shoals’ control, and are subject to additional risks and uncertainties, including those detailed in ARRAY’s annual report on Form 10-K for the year ended December 31, 2025, quarterly reports on Form 10-Q, and current reports on Form 8-K that are available on its website at www.ARRAYtechinc.com and on the website of the Securities and Exchange Commission (the “SEC”) at http://www.sec.gov, and those detailed in Shoals’ annual report on Form 10-K for the year ended December 31, 2025, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at https://investors.shoals.com and on the SEC’s website at http://www.sec.gov. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither ARRAY nor Shoals undertakes any obligation to update forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to buy or sell, the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Additional Information and Where to Find It

In connection with the proposed transaction, ARRAY and Shoals expect to file a joint proxy statement with the SEC and ARRAY intends to file with the SEC a registration statement on Form S-4 that will include the joint proxy statement of ARRAY and Shoals and that will also constitute a prospectus of ARRAY. Each of ARRAY and Shoals may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that ARRAY or Shoals may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of ARRAY and Shoals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ARRAY, SHOALS AND THE PROPOSED TRANSACTION.

Investors and stockholders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about ARRAY, Shoals and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by ARRAY may be obtained free of charge on ARRAY’s website at www.ARRAYtechinc.com or, alternatively, by directing a request by mail to ARRAY’s Corporate Secretary at ARRAY Technologies, Inc., 701 Atrisco Vista Blvd, Albuquerque, New Mexico 87120. Copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Shoals may be obtained free of charge on Shoals’ website at www.shoals.com or, alternatively, by directing a request by mail to Shoals’ Corporate Secretary at 1500 Shoals Way, Portland, Tennessee 37148.

Participants in the Solicitation

ARRAY, Shoals and their respective directors and executive officers and certain other employees of ARRAY and Shoals may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction. Information regarding the directors and executive officers of ARRAY, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ARRAY’s annual report on Form 10-K for the year ended December 31, 2025, including under the heading “Directors, Executive Officers and Corporate Governance,” and proxy statement for ARRAY’s 2026 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2026, including under the headings “Executive Officers,” “Board of Directors,” “Compensation of Directors” and “Security Ownership of Certain Beneficial Owners and Management.” To the extent holdings of ARRAY common stock by the directors and executive officers of ARRAY have changed from the amounts reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), subsequently filed by ARRAY’s directors and executive officers with the SEC. Information about the directors and executive officers of Shoals, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Shoals’ annual report on Form 10-K for the year ended December 31, 2025, including under the heading “Directors, Executive Officers and Corporate Governance,” and proxy statement for Shoals’ 2026 Annual Meeting of Shareholders, which was filed with the SEC on March 20, 2026, including under the headings “Board Committees and Membership,” “Compensation of Non-Employee Directors,” “Compensation Discussion and Analysis” and “Security Ownership of Certain Beneficial Owners and Management.” To the extent holdings of Shoals’ common stock by the directors and executive officers of Shoals have changed from the amounts reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, subsequently filed by Shoals’ directors and executive officers with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of any of the documents referenced herein from ARRAY or Shoals using the sources indicated above.